SE 03002866 COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC MAIL RECEIVED PROCESSING SECTION
FEB 0 7 2003
WASH. D.C. 155

SEC FILE NUMBER
8-65363

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Daroth Capital Advisors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 East 89th Street
(No. and Street)

New York, New York 10128
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Rothschild 212-722-1154
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berenson & Company LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street New York, New York 10020
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter J. Rothschild, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Daroth Capital Advisors LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

Managing Member
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x(O) Independent Auditors' Supplementary Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAROTH CAPITAL ADVISORS LLC

REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2002

BERENSON & COMPANY LLP

DAROTH CAPITAL ADVISORS LLC

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2002

BERENSON & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

135 WEST 50TH STREET
NEW YORK, NY 10020
(212) 977-6800

INDEPENDENT AUDITORS' REPORT

Member
Daroth Capital Advisors LLC
New York, NY

We have audited the accompanying statement of financial condition of Daroth Capital Advisors LLC as of December 31, 2002 and the related statements of income, changes in member's capital and cash flows for the period March 1, 2002 (date of inception) through December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Daroth Capital Advisors LLC as of December 31, 2002, and the results of its operations and its cash flows for the period March 1, 2002 (date of inception) through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 10, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berenson + Company LLP

New York, NY
January 15, 2003

DAROTH CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

A S S E T S

Current assets:	
Cash	$123,544

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other current liabilities	$ 4,890
Member's equity	118,654
	$123,544

The accompanying notes are an integral part of the financial statements.

DAROTH CAPITAL ADVISORS LLC

STATEMENT OF INCOME

PERIOD MARCH 1, 2002 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2002

Revenues	$56,000
Operating expenses:	
Professional fees	27,146
Insurance	742
Office supplies and expenses	197
Administrative (note 3)	5,096
Filing and registration fees	9,165
	42,346
Net income	$13,654

The accompanying notes are an integral part of the financial statements.

DAROTH CAPITAL ADVISORS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

PERIOD MARCH 1, 2002 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2002

Member's equity, beginning of year	$ -
Contribution of capital	105,000
Net income	13,654
Member's equity, end of year	$118,654

The accompanying notes are an integral part of the financial statements.

DAROTH CAPITAL ADVISORS LLC

STATEMENT OF CASH FLOWS

PERIOD MARCH 1, 2002 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2002

Cash flows from operating activities:	
Net income	$ 13,654
Adjustments to reconcile net income to net cash provided by operating activities:	
Accrued expenses and other current liabilities	4,890
Cash flows provided by operating activities	18,544
Cash flows from financing activities:	
Contribution of capital	105,000
Net increase in cash	123,544
Cash, beginning of period	-
Cash, end of period	$123,544

The accompanying notes are an integral part of the financial statements.

DAROTH CAPITAL ADVISORS LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. Nature of business:

Daroth Capital Advisors LLC was organized on March 1, 2002, under the limited liability company laws of the State of Delaware. The Company, located in New York City, is engaged in the activities of a broker/dealer including providing certain corporate financial advisory services. The Company is a member of the National Association of Securities Dealers (NASD).

2. Significant accounting policies:

a. Cash:

The Company maintains its cash account in one commercial bank. The balance in this bank is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2002, the Company's uninsured cash balance totaled $33,399.

b. Income taxes:

No provision for federal, state and local income taxes has been made in the accompanying financial statements. Members are taxed individually on their pro rata share of company earnings.

c. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

3. Related party transactions:

During the period March 1, 2002 (date of inception) through December 31, 2002, the Company incurred administrative fees of $5,096 from their sole member.

DAROTH CAPITAL ADVISORS LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

4. Net capital requirements:

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day but, as of December 31, 2002, the Company had net capital of $118,654, which exceeded requirements by $113,654.

DAROTH CAPITAL ADVISORS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

PERIOD MARCH 1, 2002 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2002

Member's equity	$118,654
Deductions and/or charges:	
Nonallowable assets, other assets	-
Net capital	118,654
Minimum net capital requirement, greater of 6-2/3% of aggregate indebtedness or $5,000	5,000
Net capital in excess of requirement	$113,654
Ratio of aggregate indebtedness to net capital	4.12%
Aggregate indebtedness:	
Accrued expenses and other current liabilities	$ 4,890

DAROTH CAPITAL ADVISORS LLC

COMPUTATION FOR DETERMINATION
OF THE RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS FOR BROKERS AND
DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2002

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

DAROTH CAPITAL ADVISORS LLC

RECONCILIATION OF THE AUDITED COMPUTATION
OF NET CAPITAL AND FOCUS REPORT -
PART IIA PURSUANT TO RULE 17a-5

DECEMBER 31, 2002

There is no difference between the audited computation of net capital and the corresponding Focus Report - Part IIA.

DAROTH CAPITAL ADVISORS LLC

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2002

BERENSON & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

135 WEST 50TH STREET
NEW YORK, NY 10020
(212) 977-6800

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Member
Daroth Capital Advisors LLC

In planning and performing our audit of the financial statements of Daroth Capital Advisors LLC for the period March 1, 2002 through December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited, may occur, and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable, in an organization the size of Daroth Capital Advisors LLC, to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berenson + Company LLP

New York, NY
January 15, 2003